Filed by Menlo Therapeutics Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Foamix Pharmaceuticals Ltd.

Commission File No. 001-36621

This filing relates to the proposed merger of Foamix Pharmaceuticals Ltd., a company incorporated under the laws of the State of Israel (“Foamix”), with Giants Merger Subsidiary Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a direct, wholly-owned subsidiary of Menlo Therapeutics Inc., a Delaware corporation (“Menlo”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 10, 2019, by and among Menlo, Merger Sub and Foamix.

November 11, 2019

To the Menlo Therapeutics Team:

We just announced that we have agreed to merge with Foamix Pharmaceuticals Ltd. (“Foamix”) in a transaction that would combine the companies to create a stronger combined dermatology company.

We will have a brief all-hands meeting today to discuss the rationale for the transaction and start the discussion of how this impacts our program and team. We will meet again tomorrow morning at 10am to address further questions that might arise regarding integration, the transition process, what to expect over the coming months, etc. As we move forward to complete this merger, we will also have regular update discussions.

Foamix is a dermatology company with an approved product and two drug-product candidates in development. In October, they received approval for their first product, AMZEEQ, a topical minocycline formulation for the treatment of Acne. Oral minocycline has been a commonly used treatment for acne for years. Foamix is the first company to successfully develop a topical form, that will allow physicians to treat patients with this known successful agent in a topical formulation that reduces systemic side effects. Foamix’s second product is a lower concentration form of topical minocycline for rosacea treatment, for which an NDA was recently accepted for filing by the FDA.

Foamix is launching AMZEEQ in the coming months and is building a full dermatology commercial organization.

The reasons to merge the companies are:

•	Efficiency – Foamix can launch serlopitant through the same derm focused sales and marketing organization that launches their acne and rosacea products.

•

Creating greater value – The combined company has the potential to launch 3 products over the next 2 years, with potential revenue of >$100M for each product. By eliminating the duplicate commercial infrastructure and streamlining public company operating costs, the profitability of the combined company is expected to be significantly greater than the separate companies. This can create more long-term value for our stockholders.

•	Reduced financing needed – The combined company will need to raise less money than the companies would separately.

The Menlo Therapeutics team will be responsible for completing the current trials and the NDA preparation and filing, and then over time we will hand off the filed NDA to the Foamix team to prepare for the commercial launch.

Thank you for all of your terrific efforts in the serlopitant development program. I look forward to our discussions today, tomorrow and throughout this process.

Best,

Steve

Additional Information and Where to Find It

Menlo Therapeutics Inc. (“Menlo”) plans to file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Menlo and Foamix and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). BEFORE MAKING ANY VOTING DECISION, MENLO’S AND FOAMIX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MENLO AND FOAMIX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Menlo and Foamix with the SEC at the SEC’s website at www.sec.gov. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Menlo and Foamix, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Menlo and Foamix make available free of charge at http://ir.menlotherapeutics.com/financials/sec-filings and https://www.foamix.com/investors/sec-filings, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Menlo, Foamix and their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Menlo and Foamix in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Menlo’s directors and officers in Menlo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on May 10, 2019. Security holders may obtain information regarding the names, affiliations and interests of Foamix’s directors and officers in Foamix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and its definitive proxy statement for the 2019 annual meeting of stockholders, which was filed with the SEC on March 11, 2019. To the extent the holdings of Menlo securities by Menlo’s directors and executive officers or the holdings of Foamix securities by Foamix’s directors and executive officers have changed since the amounts set forth in Menlo’s or Foamix’s respective proxy statement for its 2019 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Menlo’s website at http://ir.menlotherapeutics.com/financials/sec-filings and Foamix’s website at https://www.foamix.com/investors/sec-filings.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities law that are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in such statements. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Such factors include, but are not limited to: (i) Menlo or Foamix may be unable to obtain stockholder approval as required for the merger; (ii) other conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Menlo or Foamix to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Menlo or Foamix does business, or on Menlo’s or Foamix’s operating results and business generally; (v) Menlo’s or Foamix’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Menlo or Foamix may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Menlo or Foamix may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; and (xi) other risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Menlo and Foamix are set forth in their respective filings with the SEC, including each of Menlo’s or Foamix’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Part II of Menlo’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 under the heading “Risk Factors” and Item 1A of Part II of Foamix’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 under the heading “Risk Factors.” The risks and uncertainties described above and in Menlo’s most recent Quarterly Report on Form 10-Q and Foamix’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Menlo and Foamix and their respective businesses, including factors that potentially could materially affect its business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Readers should also carefully review the risk factors described in other documents that Menlo and Foamix file from time to time with the SEC. The forward-looking statements in this communication speak only as of the date of this communication. Except as required by law, Menlo and Foamix assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.